Registration No.333-5086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

DASSAULT SYSTÈMES S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

France
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Deborah Dean
Dassault Systèmes Americas Corporation
900 Chelmsford Street Tower 2 Floor 5
Lowell, MA 01851
(978) 442 -2500

(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue
New York, New York 10022

It is proposed that this filing become effective under Rule 466
 ☒immediately upon filing   ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

The Prospectus consists of the form of American Depositary Receipt (AADR@) included as Exhibit A to the form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

1.	Name of depositary and	Face, introductory paragraph
	address of its principal executive office	and final sentence on face.

2.	Title of ADR and identity	Face, top center and
	of deposited securities	introductory paragraph

Terms of Deposit

(i)	The amount of deposited	Face, upper right corner
	securities represented by	and introductory
	one unit of ADRs	paragraph

(ii)	The procedure for voting,	Reverse, paragraph (12)
if any, the deposited
securities

(iii)	The collection and	Face, paragraphs (4), (5) and
	distribution of dividends	(7); Reverse, paragraph (10)

(iv)	The transmission of	Face, paragraphs (3) and (8);
	notices, reports and	Reverse, paragraph (12)
proxy soliciting material

(v)	The sale or exercise of	Face, paragraphs (4) and (5);
	rights	Reverse, paragraph (10)

(vi)	The deposit or sale of	Face, paragraphs (4) and (5);
	securities resulting from	Reverse, paragraphs (10) and
	dividends, splits or plans	(13)
of reorganization

(vii)	Amendment, extension or	Reverse, paragraphs (16)
	termination of the deposit	and (17) (no provision
	agreement	for extension)

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

(viii)	Rights of holders of ADRs	Face, paragraph (3)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
	to deposit or withdraw the	(4) and (5)
underlying securities

(x)	Limitation upon the liability	Reverse, paragraph (14)
of the Depositary and/or the
Company

3.	Description of all fees and	Face, paragraph (7)
charges which may be imposed
directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION

Location in Form of
	Item Number	ADR Filed
	and Caption	Herewith as Prospectus

Statement that upon effectiveness of the termination of the Company's reporting obligations under the Securities Exchange Act of 1934, the Company will publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.3ds.com) or through an electronic information delivery system generally available to the public in its primary trading market
Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Form of Amended and Restated Deposit Agreement dated as of December 31, 1998 to Deposit Agreement dated as of June 27, 1996 among Dassault Systèmes, S.A., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement No. 333-5086 and incorporated herein by reference.

(a)(2) Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-5086, which is incorporated herein by reference.

(a)(3) Form of Amendment No. 2 to Deposit Agreement, including form of ADR. Filed herewith as exhibit (a)(3)

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed as exhibit (d) to Registration Statement No. 333-5086 and incorporated herein by reference.

(e)Certification under Rule 466. - Filed herewith as Exhibit (e)

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 14 , 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., in its capacity as Depositary

By:	/s/Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paris, France, on the 14th day of October, 2008.

DASSAULT SYSTÈMES S.A.

By:	/s/Thibault de Tersant
Name: Thibault de Tersant
Title: Senior Executive Vice-President and CFO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on the 14th day of Octobert, 2008.

Name	Title

/s/Charles Edelstenne	Chairman of the Board
(Charles Edelstenne)

/s/Bernard Charlès	President, Chief Executive Officer and Director
(Bernard Charlès)

/s/Thibault de Tersant	Senior EVP, Chief Financial Officer and Director
(Thibault de Tersant)

/s/Valérie Raoul-Desprez	Chief Accounting Officer
(Valérie Raoul-Desprez)

/s/Paul R. Brown	Director
(Paul R. Brown)

/s/Laurent Dassault	Director
(Laurent Dassault)

/s/Bernard Dufau	Director
(Bernard Dufau)

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/s/Andre Kudelski	Director
(André Kudelski)

/s/Jean-Pierre Chahid-Nourai	Director
(Jean-Pierre Chahid-Nouraï)

/s/Arnoud De Meyer	Director
(Arnoud De Meyer)

/s/Deborah Dean	Authorized Representative in the United States
(Deborah Dean)

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Index to Exhibits

Exhibit
Number

(a)(3)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification